FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities and Exchange Act of 1934

For the month of April, 2005

API ELECTRONICS GROUP CORP.

(Formerly: API Electronics Group Inc. and Investorlinks.com Inc.)

(Translation of registrant’s name into English)

505 University Ave., Suite 1400, Toronto, Ontario M5G 1X3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

Form 20-F     X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

Yes:                        No:     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Relevant Event dated April 29, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

API ELECTRONICS GROUP INC.
(Formerly API Electronics Group Inc. and Investorlinks.com Inc.)

Date:	October 28, 2005	By:	/s/ Phillip DeZwirek
Phillip DeZwirek, Chairman of the Board, CEO, Treasurer and Director

NOTICE TO SHAREHOLDERS

FOR THE NINE MONTHS ENDED FEBRUARY 28, 2005

API ELECTRONICS GROUP CORP.

Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements for API Electronics Group Corp. have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles consistently applied. The most significant of these policies have been set out in the May 31, 2004 audited consolidated financial statements. These statements are presented on an accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Corporation is responsible for both the integrity and objectivity of the consolidated financial statements, management is satisfied that these financial statements have been fairly stated.

Disclosure Required Under National Instrument 51-102 – “Continuous Disclosure Obligations” – Part 4.3(3)(a)

The auditor of API Electronics Group Corp. has not performed a review of the unaudited consolidated financial statements for the nine months ended February 28, 2005 and February 29, 2004.

API Electronics Group Corp.
Consolidated Interim Financial Statements
Third Quarter
For the nine month period ended February 28, 2005
(Expressed in US Dollars)
(Unaudited)

API Electronics Group Corp.

Consolidated Balance Sheets

(Expressed in US Dollars)

	February 28 2005	May 31 2004
	(unaudited)	(audited)
Assets

Current
Cash and cash equivalents	$2,407,875	$634,058
Marketable securities (Note 2)	93,877	2,144
Accounts receivable	960,047	1,028,508
Inventories (Note 3)	3,697,462	3,262,983
Prepaid expenses	136,631	93,516

Total Current Assets	7,295,892	5,021,209
Capital assets (Note 4)	3,056,352	3,000,125
Goodwill	918,529	919,529
Intangible assets (Note 5)	1,625,899	1,943,321

	$12,896,672	$10,884,184

Liabilities and Shareholders’ Equity

Current
Bank indebtedness (Note 6)	$726,406	$128,675
Accounts payable	1,218,905	1,517,304
Deferred revenue	493,614	124,723
Future income tax liability (Note 8)	108,000	108,000
Current portion of long-term debt (Note 7)	81,257	68,654

Total Current Liabilities	2,628,182	1,947,356
Future income tax liability (Note 8)	209,000	209,000
Long term debt (Note 7)	58,711	105,989

	2,895,893	2,262,345

Shareholders’ equity
Share capital (Note 9)	10,315,870	9,449,507
Paid in capital	770,790	770,790
Contributed surplus (Note 9 (e))	2,819,956	25,000
Cumulative foreign exchange translation adjustment	356,265	254,708
Deficit	(4,262,102)	(1,878,166)

	10,000,779	8,621,839

	$12,896,672	$10,884,184

On behalf of the Board:

“Jason DeZwirek”

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

API Electronics Group Corp.

Consolidated Interim Statement of Operations

and Retained Earnings (Deficit)

(Unaudited)

(Expressed in US$)

	Nine Months Ended February 28		Three Months Ended February 28
	2005	2004	2005	2004
Sales	$9,040,606	$8,182,367	$3,080,705	$2,861,572

Cost of sales	6,269,496	5,979,969	2,131,419	2,110,357

Gross profit	2,771,110	2,202,398	949,286	751,215

Expenses
Business development	33,742	63,544	8,863	13,009
Selling expenses	866,544	637,337	300,184	229,762
General and administrative	1,449,954	1,629,478	461,779	495,468
Stock-based compensation (note 9(e))	918,000	—	698,000	—

	3,268,240	2,330,359	1,468,826	738,239

Operating Income	(497,130)	(127,961)	(519,540)	12,976

Other (Income) Expenses
Other income	(5,477)	(105,189)	16,795	(3,331)
Interest expense	11,622	80,131	4,804	25,884

	6,145	(25,058)	21,599	22,553

Income (loss) before income taxes	(503,275)	(102,903)	(541,139)	(9,577)

Income taxes	3,705	3,869	1,799	2,869

Net income (loss) for the period	(506,980)	(106,772)	(542,938)	(12,446)

Retained earnings (deficit), beginning of period	(1,878,166)	(1,487,241)	(3,719,164)	(1,581,567)
Fair value of stock options granted and warrants modified – Cumulative adjustment at June 1, 2004 (Note 9(e))	(1,876,956)	—	—	—

Deficit, end of period	$(4,262,102)	$(1,594,013)	$(4,262,102)	$(1,594,013)

Earning (loss) per share – basic	$(0.20)	$(0.05)	$(0.22)	$(0.01)

Earning (loss) per share – diluted	$(0.20)	$(0.05)	$(0.22)	$(0.01)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

API Electronics Group Corp.

Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in US$)

	Nine Months Ended February 28		Three Months Ended February 28
	2005	2004	2005	2004
Cash provided by (used in)

Operating activities
Net income (loss) for the period	$(506,980)	$(106,772)	$(542,938)	$(12,446)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization	594,584	670,492	167,062	268,639
Stock options expensed	933,000	—	698,000	—
Gain on settlement of debt	—	(39,000)	—	—
Gain on sale of marketable securities	—	(47,695)	—	(5,827)
Loss on sale of land and building	—	16,243	—	—
Net change in non-cash working capital balances (Note 10)	(251,995)	91,360	30,079	(396,680)

	768,609	584,628	352,203	(146,314)

Investing activities
Purchase of capital assets	(297,176)	(168,788)	(75,202)	(82,203)
Purchase of marketable securities	(91,946)	—	(91,946)	—
Proceeds on sale of land and building	—	108,186	—	—
Proceeds on sale of marketable securities	—	476,004	—	184,393

	(389,122)	415,402	(167,148)	102,190

Financing activities
Issue of share capital	1,056,000	570,000	1,056,000	—
Common shares repurchased	(189,637)	—	(189,637)	—
Bank indebtedness advances (repayments)	550,285	45,000	202,785	(30,000)
Long-term debt repayments	(34,675)	(2,673,908)	125	(2,610,654)

	1,381,973	(2,058,908)	1,069,273	(2,640,654)

Foreign exchange gain (loss) on cash held in foreign currency	12,357	2,977	10,707	(3,119)

Net increase (decrease) in cash	1,773,817	(1,055,901)	1,265,035	(2,687,897)

Cash and equivalents, beginning of period	634,058	1,561,199	1,142,840	3,193,195

Cash and equivalents, end of period	$2,407,875	$505,298	$2,407,875	$505,298

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

API Electronics Group Corp.

Summary of Significant Accounting Policies

(Expressed in US Dollars)

(Unaudited)

February 28, 2005 and 2004

Nature of Business	API Electronics Group Corp.’s (“the Company”) business focus is the manufacture and design of high reliability semiconductor and microelectronics circuits for military, aerospace and commercial applications. Through recent acquisitions, the Company has expanded its manufacturing and design of electronic components to include filters, transformers, inductors, and custom power supplies for land and amphibious combat systems, mission critical information systems and technologies, shipbuilding and marine systems, and business aviation.

Business Acquisitions	On May 31, 2002 the Company completed the acquisition of all the outstanding common shares of Filtran Inc. (“Filtran USA”), a private company incorporated under the laws of the State of New York; Filtran Limited (“Filtran Canada”), a private company incorporated under the laws of Ontario; Canadian Dataplex Limited (“CDL”), a private company incorporated under the laws of Canada, and Tactron Communications (Canada) Limited (“TCCL”), a private company incorporated under the laws of Ontario. On June 1, 2003 CDL, TCCL and Filtran Canada were amalgamated under the name Filtran Canada. Filtran USA and Filtran Canada are known collectively as the “Filtran Group”. The Filtran Group’s business focus is similar to that of the Company. The business combination, which has been accounted for using the purchase method, is described in Note 1 (a) to the financial statements.

On May 23, 2002 the company incorporated an entity named “5/23 Corp” under the laws of the State of Delaware. On January 13, 2003 “5/23 Corp” changed its name to TM Systems II, Inc. (“TM II”). On February 6, 2003, TM II acquired certain assets of TM Systems Inc. and carries on business as TM System II, Inc. TM II’s business focus is similar to that of the Company. The business combination, which has been accounted for using the purchase method, is described in Note 1(b) to the financial statements.

On July 19, 2004 the company announced that the directors had approved a ten for one reverse split of the company’s shares. All share and per share figures have been presented to reflect this change as if it occurred before the period end. On September 15, 2004 the company changed its name to API Electronics Group Corp. to facilitate the reverse split as per Ontario Corporate Law.

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

API Electronics Group Corp.

Summary of Significant Accounting Policies

(Expressed in US Dollars)

(Unaudited)

February 28, 2005 and 2004

Principles of Consolidation	The consolidated financial statements include the accounts of the Company (the legal parent), together with its wholly owned subsidiaries, API Electronics, TM II and the Filtran Group.

Basis of Presentation	These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All amounts are disclosed in US dollars unless otherwise indicated.

Contract Revenue	Revenue from contracts is recognized using the percentage of completion method. The degree of completion is determined based on costs incurred, excluding costs that are not representative of progress to completion, as a percentage of total costs anticipated for each contract. Provision is made for losses on contracts in progress when such losses first become known. Revisions in cost and profit estimates, which can be significant, are reflected in the accounting period in which the relevant facts become known.

Provisions for warranty claims and other allowances are made based on contract terms and prior experience.

Non-Contract Revenue	Non- contract revenue is recognized when risk and title passes to the customer, which is generally upon shipment of the product.

Marketable Securities	Temporary investments are stated at the lower of cost and market value.

Inventory	Raw materials are recorded at the lower of cost and net realizable value. Finished goods and work in process are stated at the lower of cost, which includes material, labour and overhead, and net realizable value. Cost is generally determined on a first-in, first- out basis.

Capital Assets	Capital assets are recorded at cost less accumulated amortization and are amortized using the straight- line basis over the following years:

	Buildings	20 years
	Computer equipment	3 years
	Computer software	3 years
	Furniture and fixtures	5 years
	Machinery and equipment	Ranging from 5 to 10 years
	Vehicles	3 years
	Website development	3 years

API Electronics Group Corp.

Summary of Significant Accounting Policies

(Expressed in US Dollars)

(Unaudited)

February 28, 2005 and 2004

Goodwill	Goodwill is subject to an impairment test on at least an annual basis or upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit’s net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment loss, if any. Management has determined there is no impairment in goodwill as of February 28, 2005.

Intangible Assets	Intangible assets that have a finite life are amortized using the following basis over the following period:

	Non-compete agreements	Straight line over 5 years
	Customer contracts	Based on income earned

Income taxes	The Company accounts for income taxes under the asset and liability method. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carryforwards. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such tax assets will not be realized.

Foreign Currency Translation	The Company’s functional currency is United States Dollars and the consolidated financial statements are stated in United States dollars, “the reporting currency”. Integrated operations have been translated from Canadian dollars into United States dollars at the period-end exchange rate for monetary balance sheet items, the historical rate for non-monetary balance sheet items, and the average exchange rate for the period for revenues, expenses, gains and losses. The gains or losses on translation are included in net income (loss) for the period.

Self-sustaining operations are translated at current rates of exchange. All exchange gains and losses will be accumulated in the foreign exchange translation account on the balance sheet.

Accounting Estimates	The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting periods. By their nature, these estimates are subject to uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be material.

API Electronics Group Corp.

Summary of Significant Accounting Policies

(Expressed in US Dollars)

(Unaudited)

February 28, 2005 and 2004

Stock-Based Compensation Plans	Effective June 1, 2002, the Company adopted the recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, which establishes standards for recognition, measurement and disclosure of stock-based compensation and other stock-based methods.

The Company has a stock-based compensation plan, which is described in note 9. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. Compensation expense is recognized using the fair value-based method when stock options are issued to non-employees.

Section 3870 requires disclosure of pro forma earnings and pro forma earnings per share as is if the fair value method had been used to account for employee stock options. Effective June 1, 2004, API is required to recognize a charge to the income statement based on an option-pricing model for all stock options that were granted and vested in the financial year, with a corresponding credit to Contributed Surplus under the Shareholders’ Equity section of the Balance Sheet.

Research and Development Expenses	Research and development expenses are recorded at net of applicable investment tax credits.

Financial Instruments	The Company’s financial instruments include certain instruments with short-term maturity and long-term debt. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest rate, currency or credit risks arising from its financial instruments.

The Company carries out a portion of transactions in foreign currencies. Included in the Company’s cash, marketable securities, accounts receivable, bank indebtedness and accounts payable are balances denominated in Cdn dollars in the amounts as at February 28, 2005 of $456,007 (May 31, 2004 - $428,055), $2,921 (May 31, 2004 - $2,921), $603,044 (May 31, 2004 - $809,235), $650,000 (May 31, 2004 - $39,078) and $745,713(May 31, 2004 - $973,229).

As at February 28, 2005 there were no significant differences between the carrying amounts and the fair values of the Company’s financial instruments unless otherwise noted.

Cash and Cash equivalents	Cash and cash equivalents consist of cash on hand, bank balances and investments in money market instruments with original maturities of three months or less.

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

(Unaudited)

February 28, 2005 and 2004

1.	(a) Business Acquisition

The following business combinations were accounted for using the purchase method, whereby the fair market values of the net assets of the businesses acquired are reflected in the Company’s balance sheet as at the period end.

On May 31, 2002, the Company acquired all of the issued and outstanding shares of the Filtran Group of companies for $2,996,547 (Cdn $4,100,000). The purchase price was satisfied through payment of cash in the amount of $1,042,277 and a promissory note given in the amount of $1,954,270 (Cdn $3,000,000). Also incurred were professional fees in connection with the acquisition in the amount of $327,065 giving a total acquisition cost of $3,323,612.

The net assets acquired at fair value, as at May 31, 2002 are as follows:

Cash	$101,623
Current assets	1,204,202
Capital assets	1,984,492
Current liabilities	(507,256)
Long-term liabilities	(217,690)
Future income tax liabilities	(530,000)

Fair value of tangible net assets	2,035,371
Non-compete agreement	325,712
Goodwill	962,529

Total cost of acquisition	$3,323,612

(b) Incorporation and Asset Purchase

On May 23, 2002, the Company incorporated an entity named “5/23 Corp” under the laws of the State of Delaware. On January 13, 2003, “5/23 Corp” changed its name to TM Systems II, Inc. (“TM II”). On February 6, 2003, TM II acquired certain assets of TM Systems Inc. and carries on business as TM System II, Inc. The purchase price was satisfied through payment of cash in the amount of $1,500,000 and a promissory note given in the amount of $1,475,652 with interest of 1.65% per annum and payable on or before February 6, 2004. Also incurred were professional fees in connection with the acquisition in the amount of $21,958 giving a total acquisition cost of $2,997,610.

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

(Unaudited)

February 28, 2005 and 2004

(b) Incorporation and Asset Purchase (continued)

The assets acquired at fair value, as at February 6, 2003 are as follows:

Capital assets	$25,120
Inventory - parts and supplies	288,009
Inventory - work in progress	468,697

Fair value of tangible net assets	781,826
Customer contracts	1,715,784
Non-compete agreement	500,000

Net assets acquired	$2,997,610

TM II is required to pay an additional 10% of gross revenue for certain contracts specified in the asset purchase agreement.

(c) Asset Purchase Agreement

On March 31, 2004, the Company entered into an agreement to purchase certain assets of Islip Transformer & Metal Inc. The assets include certain Department of Defense contracts, the seller’s CAGE code, the right to use the seller’s name, all test fixtures, test equipment, plans, specifications and files relating to previous contracts performed, inventory and equipment. The consideration for the assets was $50,000 plus 10% of the amount of confirmed orders received pursuant to the terms of the contract.

The assets acquired at fair value, as at March 31, 2004 are as follows:

Inventory	$10,000
Machinery and Equipment	39,000
Goodwill	1,000

Fair value of assets acquired	$50,000

2.	Marketable Securities

	Market Value	February 28 2005	May 31 2004
Shares in venture issuers	$10,087	$2,357	$2,144
Shares in CECO Environmental Corp.	94,601	91,520	—

	$104,688	$93,877	$2,144

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollar)

(Unaudited)

February 28, 2005 and 2004

3.	Inventories

	February 28 2005	May 31 2004
Raw Materials	$948,340	$779,685
Work in Process	1,197,422	1,334,236
Finished Goods	1,551,700	1,149,062

	$3,697,462	$3,262,983

4.	Capital Assets

	February 28, 2005
	Cost	Accumulated Amortization	Net Book Value
Land	$415,782	$—	$415,782
Buildings	2,372,300	495,726	1,876,574
Computer equipment	155,603	112,931	42,672
Computer software	169,175	127,725	41,450
Furniture and fixtures	93,883	63,274	30,609
Machinery and equipment	2,102,397	1,476,653	625,744
Vehicles	48,163	24,642	23,521
Web site development costs	30,826	30,826	—

	$5,388,129	$2,331,777	$3,056,352

	May 31, 2004
	Cost	Accumulated Amortization	Net Book Value
Land	$410,905	$—	$410,905
Buildings	2,223,445	356,124	1,867,321
Computer equipment	100,905	76,191	24,714
Computer software	133,493	77,049	56,444
Furniture and fixtures	76,655	41,235	35,420
Machinery and equipment	1,873,128	1,282,049	591,079
Vehicles	24,342	15,237	9,105
Web site development costs	30,826	25,689	5,137

	$4,873,699	$1,873,574	$3,000,125

Included in machinery and equipment is $168,449 (May 31, 2004 - $168,449) of property held under capital leases. Depreciation and amortization expense related to capital assets amounted to $277,152 (2004 - $284,318). Of this amount $133,305 (2004 - $155,038) was included in cost of sales.

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

(Unaudited)

February 28, 2005 and 2004

5.	Intangible Assets

	February 28 2005	May 31 2004
Non-compete agreements	$858,712	$858,712
Less: Accumulated amortization	(396,942)	(268,134)
Customer contracts (Note 1(c))	1,715,784	1,715,784
Less: Accumulated amortization	(551,655)	(363,041)

	$1,625,899	$1,943,321

Amortization expense related to intangible assets amounted to $317,432 (2004 - $386,174).

6.	Bank Indebtedness

The Company’s wholly owned subsidiary, API Electronics has a working capital line of credit of $500,000. API Electronics has borrowed against this line an amount of $202,000 as at February 28, 2005 (May 31, 2004 - $100,000). The credit is secured by all of its assets pursuant to a general security agreement. The bank indebtedness is due on demand and bears interest at prime plus 1%.

On June 1, 2004 Filtran established a line of credit in the amount of $734,000 ($1,000,000 Cdn$) with a major Canadian bank. The interest on any borrowed funds is charged at prime. The agreement also includes a $33,000 lease agreement, which allows Filtran to carry forward the loan payable (a demand loan as of May 31, 2004), due to the Bank of Nova Scotia (Note 6). The interest on the line will be charged at prime plus 1%. The Royal Bank of Canada has a GSA and a 1st Collateral Mortgage on Filtran’s assets and building. Filtran has borrowed $524,406 as at February 28, 2005 (May 31, 2004 - $28,675)

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

(Unaudited)

February 28, 2005 and 2004

7.	Long-term Debt

	February 28 2005	May 31 2004
Mortgage payable, secured by real estate, repayable in blendedmonthly installments of $3,133 at an interest rate of 8.75%	41,557	66,124
Various equipment capital leases, with monthly lease payments of $3,760 including interest at approximately 9%, secured by theleased assets	98,411	108,519
	139,968	174,643
Less: Current portion	81,257
68,654

	$58,711	$105,989

The long-term debt repayable over the next five fiscal years is as follows:

2005 (3 months)	$20,027
2006	78,519
2007	36,900
2008	2,584
2009	1,938

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

(Unaudited)

February 28, 2005 and 2004

8.	Income Taxes

The significant components of future income tax assets consist of the following as at May 31, 2004:

	May 31 2004	May 31 2003
Future income tax assets
Loss carry forwards	$564,000	$624,000
Other	18,000	15,000
Unrealized foreign exchange loss	141,000	117,000
Marketable securities	89,000	77,000
Intangible assets	294,000	176,000
Capital assets	38,000	29,000
	1,144,000	1,038,000

Future income tax liabilities
Capital assets	(457,000)	(381,000)
Non-compete agreement	(45,000)	(47,000)
Inventory	(108,000)	(108,000)
	(610,000)	(536,000)
Valuation allowance	(851,000)	(858,000)
	$(317,000)	$(356,000)

A reconciliation between income taxes provided at actual rates and at the basic rate of 35.63% (May 31, 2003 – 37.79%) for federal and provincial taxes is as follows:

	May 31, 2004	May 31 2003
Net Loss	$(388,729)	$(597,546)
Recovery of income tax at statutory rates	$(138,504)	$(225,813)
Change in taxes resulting from:
Change in tax rates and other	99,169	(51,600)
Change in valuation allowance	(7,000)	236,000
Income taxes	$(46,335)	$(41,413)

The Company and its subsidiaries have non-capital losses of approximately $1,560,000 to apply against future taxable income. These losses will expire as follows: $601,000 in 2009, $713,000 in 2010 and $246,000 in 2011.

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

(Unaudited)

February 28, 2005 and 2004

9.	Share Capital

(a)	Authorized

     Unlimited special shares

     Unlimited common shares

(b)	Issued Common Shares

Consideration	Number of Shares
Balance at May 31, 2003	2,259,131	8,744,507
Shares issued upon exercise of warrants	125,000	705,000

Balance at May 31, 2004	2,384,131	$9,449,507

Shares issued upon exercise of stock options	440,000	1,056,000
Shares repurchased	(37,585)	(189,637)

Balance at February 28, 2005	2,786,546	$10,315,870

(c)	Warrants

     Common shares purchase warrants (“Warrants”)

     As at February 28, 2005 the following Warrants are outstanding and exercisable:

Number Outstanding	Share for Warrants	Exercise Price	Expiry Date
164,958	1 for 1	7.50	August 30, 2005

     The continuity of common share purchase warrants is as follows:

Warrants outstanding, May 31, 2003	719,916
Exercised - Re: Private Placement – February 2003	(125,000)

Warrants outstanding, May 31, 2004	594,916
Expired – June 2004	(50,000)
Expired – February 2005	(379,958)

Warrants outstanding, February 28, 2005	164,958

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

(Unaudited)

February 28, 2005 and 2004

9.	Share Capital (continued)

(d)	Stock Options:

On August 1, 2003, the board of directors of the Company authorized a new stock option plan (“2003 Option Plan”) for directors, officers, employees, and consultants of the Company and its subsidiaries, which reserves an aggregate of 460,326 Common Shares for issuance on the exercise of such options. The 2003 Option Plan supplants and replaces the Company’s then existing 1995 stock option plan (“Former Plan”). The terms of the 2003 Option Plan restrict options granted, at any one point in time, to a maximum of 20% of the outstanding Common Shares. The maximum term of any option granted is five years. The 2003 Option Plan was approved by the Company stockholders at the 2003 Annual Meeting.

As at February 28, 2005 the following options are outstanding:

Issued to	Number Outstanding	Exercise Price	Expiry Date
Directors	5,000	$4.50	August 31, 2006
Directors	5,000	$7.50	August 31, 2006
Directors	400,000	$2.50	January 4, 2010

The continuity of stock options is as follows:

	Number of Options	Weighted Average Price
Options outstanding, May 31, 2003	10,000	6.00
Issued – January, 2004	440,000	6.00
Issued – April, 2004	100,000	10.00

Options outstanding, May 31, 2004	550,000	$6.70

Cancelled – July, 2004	(440,000)	(6.00)

Reissued – July, 2004	440,000	3.50

Expired – August, 2004	(50,000)	(8.00)

Cancelled – January, 2005	(440,000)	(3.50)

Reissued – January, 2005	440,000	2.40

Exercised – January, 2005	(440,000)	(2.40)

Expired – December, 2004	(50,000)	(12.00)

Issued – January, 2005	400,000	2.50

Options outstanding and exercisable – February 28, 2005	410,000	$2.59

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

(Unaudited)

February 28, 2005 and 2004

9.	Share Capital (continued)

(e)	Stock Based Compensation

Effective June 1, 2004, the Company adopted the revised CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-based Payments” which requires the application of a fair value method of accounting to all stock-based compensation payments to employees. Under this method, API is required to recognize a charge to the income statement based on an option-pricing model for all stock options that were granted and vested in the period, with a corresponding credit to Contributed Surplus under the Shareholders’ Equity section of the Balance Sheet. In accordance with the transitional provisions of Section 3870, the Company has retroactively applied the fair value method of accounting to stock option awards and warrant extensions granted since June 1, 2002 using the Black-Scholes option pricing model. An adjustment to the opening deficit at June 1, 2004 in the amount of $1,876,956 has been recorded representing the total stock-based compensation expense had the fair value method been used for employee stock options granted and warrants modified after June 1, 2002. The offset to deficit is an increase in contributed surplus in the amount of $1,875,956 resulting in no net change to shareholders’ equity. The employee stock-based compensation expense for the nine months ended February 28, 2005 was $918,000.

The Company uses the Black-Scholes option pricing model to estimate the fair value at the date of grant of options using the following assumptions:

	February 28, 2005	May 31, 2004
Risk free interest rate (%)	2 to 2.48	2 to 3.97
Expected volatility (%)	68	68
Expected life (in years)	4.45 to 5	0.37 to 4.667
Expected dividend yield (%)	0	0

On April 1, 2004 the Company granted 100,000 options to a consultant. The fair value of 50,000 vested options has been recognized during the year ended May 31, 2004 in the amount of $10,000. The remaining 50,000 vested in August 2004 and the fair values of those options were recognized as compensation expense in the amount of $15,000 during this period ended February 28, 2005 (2004- $Nil) and has been included in General and Administrative expenses.

On July 26, 2004, 440,000 options were cancelled and 440,000 new options were issued with a new expiry date and exercise price. On January 3, 2005 a cancellation of those options issued July 26, 2004 was executed and 440,000 new options were issued with a new expiry date and exercise price. The difference between the value of the new options and the value of the cancelled options just before cancellation has been calculated as $220,000 for the July 26, 2004 transaction and as $123,000 for the January 3, 2005 transaction under Black-Scholes. On January 4, 2005, 400,000 new options were issued with an exercise price of $2.50 expiring January 4, 2010. The fair value of these options has been calculated at $575,000 under Black-Scholes. Accordingly, total compensation expense has been recognized in the amount of $918,000 during the period ended February 28, 2005 (2004—$Nil) and has been presented as Stock-Based Compensation on the income statement. The offset to the compensation expense is an increase in Contributed Surplus in the amount of $918,000.

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

(Unaudited)

February 28, 2005 and 2004

9.	Share Capital (continued)

(f)	Common Share Buyback

On February 17, 2005, the Board of Directors authorized the Company to purchase in open-market transactions up to 5% of the issued and outstanding common shares. During the nine months ended February 28, 2005, the Company acquired 37,585 common shares.

10.	Cash Flow Information

(a)	Changes in non-cash working capital are as follows:

	Nine Months ended		Three Months ended
	February 28, 2005	February 28, 2004	February 28, 2005	February 28, 2004
Accounts receivable	$115,135	$307,289	$215,897	$(154,638)
Inventory	(338,933)	(274,000)	(9,716)	3,745
Unbilled revenue	—	243,100	—	17,340
Prepaid expenses	(51,957)	(28,951)	(6,520)	(10,985)
Accounts payable	(345,131)	21,860	(206,639)	113,133
Deferred revenue	368,891	(177,938)	37,057	(365,275)

	$(251,995)	$91,360	$30,079	$(396,680)

(b)	Supplemental Cash Flow Information

	Nine Months ended		Three Months ended
	February28, 2005	February 28, 2004	February 28, 2005	February 28, 2004
Cash paid for interest	$11,622	$80,131	$4,804	$25,884

(c)	Non-Cash Transaction

	Nine Months ended		Three Months ended
	February 28, 2005	February 28, 2004	February 28, 2005	February 28, 2004
Options granted to employees	$918,000	$—	$—	$—

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

(Unaudited)

February 28, 2005 and 2004

11.	Related Party Transactions

(a)	Included in general and administrative expenses are consulting fees of $42,590 (2004 - $35,803) to an individual who is a director and officer of the Company and rent, management fees, and office administration fees of $137,523 (2004 - $126,963) to a company in which two of the directors are also directors of the Company.

(b)	Included in accounts payable at year end are amounts payable to an individual who is a director of the Company for consulting fees and expenses in the amount of $Nil (May 31, 2004 - $11,437)

These	related party transactions were in the normal course of operations and are recorded at the exchange amount agreed to by the related parties.

12.	Per Share Data

The weighted average number of shares issued and outstanding for the period ended February 28, 2005 was 2,479,821 (2004 – 2,306,631).

13.	Economic Dependence

Accounts receivable consist principally of amounts due from the US Department of Defence, US Department of Defence subcontractors, and commercial/industrial users.

Although, the U.S. Department of Defence (directly and through subcontractors) accounts for a significant portion of the Company’s revenue, management has determined that the Company is not economically dependent on this business as, if necessary, it could re-deploy resources to further service the commercial/industrial user.

14.	Commitments and Contingencies

(a)	Rent

The following is a schedule by years of approximate future minimum rental payments under operating leases that have remaining non-cancelable lease terms in excess of one year as of February 28, 2005.

2005 (3 months)	$9,100
2006	21,959
2007	9,427
2008	4,221

(b)	401(k) Plan

During 1998, the Company adopted a 401(k) deferred compensation arrangement. Under the provision of the plan, the Company is required to match 50% of employee contributions up to a maximum of 3% of the employee’s eligible compensation. Employees may contribute up to a maximum of 15% of eligible compensation. The Company may also make discretionary contributions up to a total of 15% of eligible compensation. During the period ended February 28, 2005, the Company incurred $11,820 (May 31, 2004 - $8,652) as its obligation under the terms of the plan. Of this amount $11,820 (2004 - $1,812) has been charged to general and administrative expenses.

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

(Unaudited)

February 28, 2005 and 2004

15.	Comparative Figures

Comparative figures have been reclassified to conform to the current period presentation.

Management’s Discussion and Analysis

For the Third Quarter Ended February 28, 2005

April 11, 2005

The following sets out management’s discussion and analysis of our financial condition and results of operations for the nine months ended February 28, 2005 and 2004. All financial information is presented in US Dollars. Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The management’s discussion and analysis should be read in conjunction with our annual consolidated financial statements and the accompanying notes for the year ended May 31, 2004.

Management’s discussion and analysis is comprised of the following:

• Forward Looking Information

• Corporate Overview

• Results of Operations

• Quarterly Financial Information

• Liquidity and Capital Resources

• Off Balance Sheet Arrangements

• Share Capital

• Risk Factors and Risk Management

• Related Party Transactions

• Proposed Transactions

• Critical Accounting Estimates

• Changes in Accounting Policies

• Financial Instruments

• Outlook

Forward Looking Information

Certain information in this MD&A and in other public announcements by the Company is forward-looking and is subject to important risks and uncertainties. Forward information includes information concerning the Company’s future financial performance, business strategy, plans, goals and objectives.

Factors which could cause actual results to differ materially from current expectations include, among other things, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits; competitive conditions in the business in which the Company participates; changes in Defence spending; general economic conditions and normal business uncertainty; fluctuations in foreign currency exchange rates; and changes in laws, rules and regulations applicable to the Company.

The Company does not update forward-looking statements should circumstances or management’s assumptions, expectations, or estimates change.

Corporate Overview

API Electronics Group Corp. (“API” or “Company”) is a North American based company focused on the manufacture of specialized electronic components and microelectronic circuits. The corporate office of the Company is located in Toronto, Canada. Overviews of its subsidiaries are discussed below:

•	API Electronics, Inc. of Hauppauge, New York (“API Electronics”) is a leading designer and manufacturer of power transistors, small signal transistors, tuning diodes, hybrid circuits, resistor/capacitor networks, diodes, and other critical elements with precisely defined functional capabilities for advanced military, industrial, commercial, automotive and medical applications. The company is a leading supplier of defence electronic components to the U.S. Department of Defence and its subcontractors as well as having a strong commercial user base. In March, 2004, the Company purchased certain assets of Islip Transformer & Metal Co. Inc. (“Islip”), a private company that supplies critical systems and components to the U.S. Department of Defence. The acquisition further augments API’s in-demand components and systems for both government and corporate clients.

API Electronics believes that new orders should increase as a result of the new military budget approved by the US Government. Thde Company has spent more than $400,000 on upgrades to its Hauppauge, New York facility. In addition it has also put in place its ISO 9000-2000 system. This should enable API Electronics to operate with even higher quality standards, improved products, and a lower cost structure.

•	Filtran Inc. of Ogdensburg, New York and Filtran Limited of Nepean, Ontario, Canada (“Filtran Group”). Filtran Group is a leading global supplier of superior quality electronic components to major producers of communications equipment, military hardware, computer peripherals, process control equipment and instrumentation. In business since 1969, Filtran Group is ISO 9001 registered and offers off-the-shelf and custom designed products and regularly ships components to clients in more than 34 countries. The Company acquired Filtran Group in May 2002. The acquisition broadened API’s product offerings for current and potential customers as well as providing synergies in the areas of engineering and technological capabilities.

The telecommunications market is an area in which Filtran Group is experiencing growth. Filtran Group is focused on overcoming pricing pressures in that market, which it believes is necessary to generate significant sales. To do so, Filtran Group has outsourced the manufacturing of certain products to manufacturers in China and is working closely with them to maintain quality control and decrease the cost to manufacture.

Filtran Group is aggressively pursuing growth strategies with the hiring of additional sales persons in the United States, setting up a nationwide representative market, and a product catalogue. Filtran Group has also developed a synergistic partnership with API Electronics targeting the military relay market.

•	TM Systems II Inc. of Hauppauge, New York (“TM II”). In business for over 30 years, TM II supplies the defence sector with naval landing and launching equipment, flight control and signalling systems, radar systems alteration, data communication and test equipment as well as aircraft ground support equipment. The Company acquired TM II in February 2003 thereby expanding API’s core-military and defence-related electronics business. TM II also maintains a manufacturing facility in Bridgeport, Connecticut.

TM II’s customer base consists primarily of various US government departments, including the US Navy, as well as numerous domestic and foreign corporations. The US government has recently approved significant funds for ongoing Defence and homeland security. TM II believes that new domestic orders should increase as a result of this development. Furthermore, foreign country demand may also increase in response to global terror concerns.

TM II’s Stabilized Glide Slope Indicator (SGSI) is an electo-hydraulic-optical landing system and designed for use on air capable and amphibious assault ships. Increasing operational readiness will require the Navy to be independent of land-based command centers. Furthermore, political conflicts have led to a reduction of land-bases available in certain foreign countries.

API’s business strategy has been to strengthen its leadership position for its components through continued emphasis on technological advances, operational efficiencies, cost reductions, competitiveness and acquisitions.

The Company’s objectives are to seek long-term stable growth for all of its operating segments (API Electronics, Filtran Group, and TM II) through continuous capital investment, employing today’s production methods and technologies, and by demanding uncompromising quality control.

Results of Operation

Sales Revenue

Sales by Subsidiary	February 28, 2005	February 28, 2004	%age Change
API Electronics	$2,628,546	$1,678,771	+56.6%
Filtran Group	$4,242,496	$4,271,763	-0.68%
TM II	$2,169,564	$2,231,833	-2.8%

	$9,040,606	$8,182,367	+10.5%

API recorded strong sales growth in 2005 as total sales revenue increased by 10.5% over 2004.

API Electronics sales revenues increased by 56.6% in 2005 and this was attributed to improving market conditions, the recent upgrades in manufacturing facilities and standards, and the addition of Islip (acquired in March 2004) to the sales mix.

Filtran Group saw relatively flat sales revenue with a slight decrease of 0.68% in 2005.

TM II recorded sales revenue levels in 2005 that were 2.8% less than 2004. The decrease was attributed primarily to the timing of sales. The demand for TM II’s products continues to be strong in the Defence sector.

The Company operates in two reportable segments which are distinguished by geographical location in Canada and the United States. Both segments manufacture electronic components.

Sales by Geographic Segment	February 28, 2005		February 29, 2004
	Canada	United States	Canada	United States
Sales Revenue	$3,657,057	$5,383,549	$3,747,049	$4,435,318

API saw United States sales increase by 21.4% from $4,435,318 in 2004 to $5,383,549 in 2005 and Canada sales decreased slightly by 2.0% from $3,747,049 in 2004 to $3,657,057 in 2005.

Cost of Goods Sold and Gross Margin

Gross Margin by Segment Company	February 28, 2005	February 29, 2004	%age Change
API Electronics	36.6%	24.6%	+12.0%
Filtran Group	16.2%	18.6%	-2.4%
TM II	44.3%	39.1%	+5.2%

Overall	30.6%	26.9%	+3.7%

The Company’s overall gross margin was 30.6% of sales in 2005 and a favourable increase from the 26.9% gross margin posted in 2004. Accordingly, the overall cost of sales was 69.4% in 2005 compared to 73.1% in 2004.

API Electronics posted a gross margin improvement of 12.0% in 2005. The increase resulted from improved efficiencies from recent upgrades in manufacturing facilities. Filtran Group saw their gross margin decrease slightly to 16.2% in 2005 from the 18.6% margin posted in 2004. The decrease is attributed to tighter pricing and competition. TM II’s gross margin saw an increase of 5.2% to 44.3% in 2004 resulting from improved efficiencies in upgraded manufacturing facilities.

The major components of Cost of Sales are as follows:

	2005	%age of sales	2004	%age of sales
Manufacturing Labour	$1,895,925	20.9%	$1,603,311	19.6%
Cost of Materials	$2,265,532	25.1%	$2,315,454	28.3%
Manufacturing Overhead	$2,044,539	22.6%	$1,877,247	23.0%

As a percentage of sales, the 2005 manufacturing labour and manufacturing overhead were reasonably in line with their comparative percentage of sales in 2004. The cost of materials increased by 3.2% of sales in 2005 and this was attributed to better materials management.

Selling Expenses

Selling expenses increased to $866,544 for the nine months ended February 28, 2005 from $637,337 for the nine months ended February 28, 2004. As a percentage of sales the 2005 selling expenses came in at 9.6% an increase over the 7.8% posted in 2004.

The major components of Selling Expenses are as follows:

	2005	%age of sales	2004	%age of sales
Payroll Sales	$340,829	3.8%	$301,990	3.7%
Commissions	$303,822	3.4%	$79,954	1.1%

The overall increase in Selling Expenses was attributed to higher sales revenue in 2005. As a percentage of sales, the 2005 Payroll Sales was reasonably in line with their comparative percentage of sales in 2004. Commissions expense increased in 2005 as a result of contractual obligations under recent acquisitions whereby commissions were payable on specific percentages of certain sales orders.

General and Administrative Expenses

General and administrative expenses decreased to $1,669,954 for 2005 from $1,629,478 incurred during 2004. As a percentage of sales, the 2005 general and administration expenses were 16.0% compared to 19.9% posted in 2004.

The major components of General and Administrative Expenses are as follows:

	2005	2004	$ Change
Officer Salary	$139,688	$238,961	$(99,273)
Professional Fees	$130,576	$230,438	$(99,862)
Office Salaries	$163,957	$159,948	$4,009
Rent and Management Fess	$137,523	$132,403	$5,120

Officer salary expense decreased to $139,688 in 2005 from $238,961 in 2004. This was attributed to the retirement of two individuals at TM II in 2005.

Professional fees decreased to $130,576 in 2005 from $230,438 in 2004. The decrease was attributed to a large settlement of old legal fees in the amount of $34,392 in 2004 and in general a more concerted effort to perform more services in-house in 2005.

Office salaries and rent and management fees were reasonably in line with 2004.

Stock-Based Compensation

Effective June 1, 2004, the Company adopted the revised CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-based Payments” which requires the application of a fair value method of accounting to all stock-based compensation payments to employees. The stock-based compensation expense represents the fair value of stock options granted and vested during the period. On July 26, 2004, 440,000 options were cancelled and 440,000 new options were issued with a new expiry date and exercise price. On January 3, 2005 a cancellation of those options issued July 26, 2004 was executed and 440,000 new options were issued with a new expiry date and exercise price. The difference between the value of the new options and the value of the cancelled options just before cancellation has been calculated as $220,000 for the July 26, 2004 transaction and as $123,000 for the January 3, 2005 transaction under Black Scholes. On January 4, 2005, 400,000 new options were issued with an exercise price of $2.50 expiring January 4, 2010. The fair values of these options have been recognized during the period in the amount of $575,000 as calculated under Black Scholes. The total amount of $918,000 has been recognized as compensation expense during the period ended February 28,

2005 (2004 - $Nil) as required by Canadian generally accepted accounting principles effective June 1, 2004. Prior to June 1, 2004, the Company had been using the settlement based method of accounting for stock options and disclosed the pro-forma costs only with no expense recorded. Accordingly, an adjustment to retained earnings was made on June 1, 2004 in the amount of $1,876,956. This adjustment represents the total compensation expense which would have been recorded had the fair value method been used for stock options granted and warrants modified after June 1, 2002.

Business Development

Business development expense decreased to $33,742 in 2005 from $63,544 in 2004. In the first few years as a public company, large expenditures on investor relations were considered critical to gain shareholder and investor awareness of the Company. While this continues to be important, expenditures in this area were scaled back in 2005.

Amortization

Amortization decreased slightly to $594,584 during the nine months ended February 28, 2005 from the $670,492 amount for the nine months ended February 28, 2004. Included in the 2005 Cost of Sales is amortization of $133,303 (2004 - $155,038). Included in the 2005 General and Administrative expenses is amortization of $461,281 (2004 - $515,454)

Operating Income (Loss)

For the nine months ended February 28, 2005, the Company posted operating income of $(497,130) a decrease over the operating income (loss) of ($127,961) for the nine months ended February 28, 2004. The decrease is attributed to the recording of non-cash compensation expense on stock options in the amount of $918,000 under new accounting requirements.

Other Income and Expense

Other income was $5,477 for the nine months ended February 28, 2005 compared to income of $105,189 for the nine months ended February 29, 2004. The components in 2005 were the loss on foreign exchange of $3,485 and investment income of $8,962. The major components in 2004 were the gain on sale of marketable securities of $47,695, loss on sale of land and building in the amount of $16,243, interest and investment income of $47,238, gain on settlement of debt in the amount of $39,000 and a loss on foreign exchange of $12,501.

Other expense relates to interest on long-term debt and the Company saw a decrease from $80,131 in 2004 to $11,622 in 2004. The decrease was attributed to lower debt levels in 2005.

Net Income (Loss)

The Company reported a net loss of $(506,980) ($0.20/share) for the nine months ended February 28, 2005 compared to a net loss of $(106,772) ($0.04/share) for nine months ended February 28, 2004. The net income excluding stock-based compensation expense was $411,020 ($0.166/share) for the nine months ended February 28, 2005 compared to a net loss excluding stock-based compensation expense of $(106,772) ($0.05/share).

Quarterly Financial Information

Two-Year Summary by Quarter (Unaudited)

	Fiscal Year Ended May 31, 2003	Fiscal Year Ended May 31, 2004				Fiscal Year Ended May 31, 2005
	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Sales Revenue	$2,729,718	$2,434,080	$2,886,715	$2,861,572	$3,095,820	$2,852,267	$3,107,634	$3,080,705
Net Income (Loss)	$(308,322)	$(121,029)	$26,703	$(12,446)	$(235,622)	$(126,000)	$161,958	$(542,938)
Earnings (loss) per share - basic	$(0.17)	$(0.05)	$0.01	$(0.01)	$(0.10)	$(0.05)	$0.07	$0.08
Earnings (loss) per share - diluted	$(0.17)	$(0.05)	$0.01	$(0.01)	$(0.10)	$(0.05)	$0.05	$0.07

On July 19, 2004 the Company announced that the directors approved a ten for one reverse split of the Company’s common shares. All share and per share figures have been presented to reflect this change.

During period ended February 28, 2005, the Company continued to see quarterly year-over-year revenue growth.

The Company’s revenues are not, in general, seasonal.

Liquidity and Capital Resources

Liquidity

At February 28, 2005, the Company had cash reserves of $1,142,840 compared to $634,058 as at May 31, 2004.

The following table identifies the Contractual Obligations of the Company as at February 28, 2005.

	Total	Less Than 1 year	1 to 3 years	4-5 years	After 5 Years
Capital Lease Obligations	$98,411	$45,900	$47,989	$4,522	$—
Mortgages Payable	$41,557	$33,357	$8,200	$—	$—
Operating Leases	$72,059	$36,402	$31,436	$4,221	$—

Total Contractual Obligations	$212,027	$115,659	$87,625	$8,743	$—

At February 28, 2005 working capital totalled $4,667,710 compared to $3,073,853 at May 31, 2004. The current ratio at February 28, 2005 decreased to 2.78:1 from the 2.58:1 ratio as at May 31, 2004. The quick ratio (which excludes inventory and prepaid expenses from current assets) was 1.32:1 at February 28, 2005 – an increase from the 0.85:1 posted at May 31, 2004.

As at February 28, 2005, the Company’s working capital was sufficient to meet the Company’s current requirements.

Inventory rose 13.3% from $3,262,983 as at May 31, 2004 to $3,697,462 as at February 28, 2005. Accounts receivable increased 8.7% from $1,028,508 as at May 31, 2004 to $960,047 as at February 28, 2005. Accounts payable decreased 19.7% from $1,517,304 at May 31, 2004 to $1,218,905 as at February 28, 2005. The February 28, 2005 inventory was attributed to increased sales and production in the period. The decrease in accounts receivable was attributed to improved turnover and the decrease in accounts payable was attributed to the timing of payments.

Long-term debt (current and long-term portion) decreased from $174,643 at May 31, 2004 to $139,968 at February 28, 2005.

The debt to equity ratio (total liabilities to shareholder’s equity) was 0.29 as at February 28, 2005 compared to 0.26 as at May 31, 2004.

Total assets increased to $12,896,672 at February 28, 2005 from $10,884,184 as at May 31, 2004.

Cash generated (used) in operating activities was $768,609 for nine months ended February 28, 2005 compared to $584,628 for the nine months ended February 29, 2004.

The major source of cash in 2005 was provided through bank indebtedness advances through lines of credit in the amount of $550,285, and the issue of share capital of $1,056,000.

The major source of cash in 2004 was provided through the issue of common shares in the amount of $570,000, bank indebtedness advances of $45,000, proceeds on sale of marketable securities of $476,004, and proceeds on sale of land and building of $108,186.

The major use of cash during 2005 was the purchase of capital assets in the amount of $297,176, the repayment of long-term debt in the amount of $34,675, purchase of marketable securities of $91,946, and common shares repurchased in the amount of $189,637.

The major use of cash in 2004 was the purchase of capital assets of $168,788 and long-term debt repayments in the amount of $2,673,908.

Capital Resources

The Company’s subsidiary API Electronics has a working capital line of credit of $500,000. At February 28, 2005, the corporation had borrowed $202,000 against this line. The credit is secured by all of its assets pursuant to a general security agreement. The bank indebtedness is due on demand and bears interest at prime plus 1%.

The Company’s subsidiary Filtran Limited has a line of credit of $734,000 ($1,000,000 Cdn$). The credit is secured by a general security agreement and a first collateral mortgage on Filtran Limited’s asset and building. The bank indebtedness bears interest at prime plus 1%. At February 28, 2005, the corporation had borrowed $524,406 against this line.

The Company is not committed to any significant capital expenditures at present.

In February, 2005 API approved a share buy-back plan whereby the Company will buy back up to 5% of its outstanding common shares in the open market at prevailing market prices. Management believes this is the best use of its excess cash given the present market conditions.

API believes that cash flows from operations, funds available under its credit facilities and other sources of cash will be sufficient to meet its anticipated cash requirements.

Off Balance Sheet Arrangements

During 2005 and 2004, the Company did not use Off Balance Sheet Arrangements.

Share Capital

As of February 28, 2005 there were 2,786,546 common shares issued and outstanding, 164,958 warrants outstanding at an exercise prices of $7. 50 with remaining average contractual lives of 0.50 years, 410,000 stock options outstanding at exercise prices ranging from $2.50 to $7. 50 with remaining average contractual lives of 4.8 years.

On July 19, 2004 the company announced that the directors had approved a ten for one reverse split of the Company’s common shares. All current and comparative share and per share figures have been presented to reflect this change.

On February 17, 2005, the Board of Directors authorized the Company to purchase in open-market transactions up to 5% of the issued and outstanding common shares. During the nine month period ended February 28, 2005, the Company acquired 37,585 common shares.

Risk Factors and Risk Management

The Semiconductor and Electronic Components Businesses Are Highly Competitive and Increased Competition Could Reduce the Value of an Investment in the Company

The semiconductor and electronic component industries, including the areas in which API, Filtran Group and TM Systems do business, are highly competitive. The Company expects intensified competition from existing competitors and new entrants. Competition is based on price, product performance, product availability, quality, reliability and customer service. Even in strong markets, pricing pressures may emerge. For instance, competitors may attempt to gain a greater market share by lowering prices.

Reliance on Defense Spending

The Company is dependent upon the US defense industry and its military subcontractors for the sale of many of its products. While the US government currently plans increases in defense spending, the actual timing and amount of such increases has been occurring at a rate that has been slower than expected. In addition, changes in appropriations and in the national defense policy and decreases in ongoing defense programs could adversely affect the Company’s performance. Such occurrences are beyond the Company’s control. The effects of defense spending increases are difficult to estimate and subject to many sources of delay.

New Technologies Could Result in the Development of Competing Products and a Decrease in Demand for the Company’s Products

The failure of either the Company or any of its subsidiaries to develop new technologies or to react to changes in existing technologies could materially delay their development of new products (which for API are typically adaptations of existing products formerly manufactured by others), which could result in decreased revenues and/or a loss of the Company’s market share to competitors.

Growth-Related Risks

The Company may be subject to growth-related risks, including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage its growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. Growth and expansion activities are subject to a number of risks, including:

•	Unavailability or late delivery of the advanced, and often customized, equipment used in the production of our products;

•	Delays in bringing new product equipment on-line;

•	Delays in supplying products to our existing customers; and

•	Unforeseen environmental or engineering problems relating to existing or new facilities.

These and other risks may affect the ultimate cost and timing of our present or future expansion of our capacity.

The inability of the Company to manage its growth could have a material adverse impact on its business, operations and prospects.

Risks Related to Complexity of Manufacturing Processes

The Company’s manufacturing processes are highly complex, require advanced and costly equipment and are continuously being modified in an effort to improve yields and product performance. Impurities or other difficulties in the manufacturing process can lower yields. The Company’s operations could be materially adversely affected if production at any of its facilities is interrupted for any reason. The Company may experience manufacturing difficulties in the future.

The Company May Not be Able to Develop New Products to Satisfy Changes in Demand

The industries in which the Company operates are dynamic and constantly evolving. The Company cannot assure investors that it will successfully identify new product opportunities and develop and bring products to market in a timely and cost-effective manner, or those products or technologies developed by others will not render the Company’s products or technologies obsolete or noncompetitive. In addition, to remain competitive the Company must continue to improve manufacturing yields and expand sales. The Company may not be able to accomplish these goals.

The introduction of new products presents significant business challenges because product development commitments and expenditures must be made well in advance of product sales. The success of a new product depends on accurate forecasts of long-term market demand and future technological developments, as well as on a variety of specific implementation factors, including:

•	timely and efficient completion of process design and development;

•	timely and efficient implementation of manufacturing and assembly processes;

•	product performance;

•	the quality and reliability of the product; and

•	effective marketing, sales and service.

The failure of our products to achieve market acceptance due to these or other factors could harm our business.

Our Products May be Found to be Defective, Product Liability Claims May Be Asserted Against Us and We May Not Have Sufficient Liability Insurance.

One or more of our products may be found to be defective after shipment, requiring a product replacement, recall or a software fix which would cure the defect but impede performance of the product. We may also be subject to product returns which could impose substantial costs and harm our business.

Product liability claims may be asserted with respect to our technology or products. Although we currently have insurance, there can be no assurance that we have obtained a sufficient amount of insurance coverage, that asserted claims will be within the scope of coverage of the insurance, or that we will have sufficient resources to satisfy any asserted claims.

Failure to Protect the Company’s Proprietary Technologies or Maintain the Right to Use Certain Technologies May Negatively Affect the Company’s Ability to Compete

The Company relies heavily on its proprietary technologies, which consist primarily of drawings, specifications, and processes purchased from others. The Company’s future success and competitive position may depend in part upon its ability to obtain or maintain protection of certain proprietary technologies used in principal products. The Company generally does not have, nor does it generally intend to apply for, patent protection on any aspect of its technology or its business processes or methods. The Company’s reliance upon protection of some of its technology as “trade secrets” will not necessarily protect it from the use by other persons of its technology, or the use by others of technology that is similar or superior to that which is embodied in the Company’s trade secrets. Others may be able independently to duplicate or improve upon the Company’s technology in whole or in part. The Company cannot assure investors that it will be able to maintain the confidentiality of its technology, dissemination of which could have a material adverse effect on its business. In addition, litigation may be necessary to determine the scope and validity of the Company’s proprietary rights. Obtaining or protecting the Company’s proprietary rights may require the Company to defend claims of intellectual property infringement by its competitors. While the Company currently is not engaged as a defendant in intellectual property litigation that it believes will have a material adverse effect on its business, the Company could become subject to lawsuits in which it is alleged that the Company has infringed upon the intellectual property rights of others.

If any such infringements exist, arise or are claimed in the future, the Company may be exposed to substantial liability for damages and may need to obtain licenses from patent owners, discontinue or change its processes or products or expend significant resources to develop or acquire non-infringing technologies. The Company cannot assure investors that it would be successful in such efforts or that such licenses would be available under reasonable terms. The Company’s failure to develop or acquire non-infringing technologies or to obtain licenses on acceptable terms or the occurrence of related litigation itself could have a material adverse effect on the Company’s operating results and financial condition.

The Company Must Commit Resources to Product Production Prior to Receipt of Purchase Commitments and Could Lose Some or All of the Associated Investment

The Company sells many of its products pursuant to purchase orders for current delivery, rather than pursuant to long-term supply contracts. Many of these purchase orders may be revised or canceled prior to shipment without penalty. As a result, the Company must commit resources to the production of products without any advance purchase commitments from customers. The cancellation or deferral of product orders, the return of previously sold products, or overproduction due to the failure of anticipated orders to materialize, could result in the Company holding excess or obsolete inventory, which could result in inventory write-downs. The Company’s inability to sell products after it has devoted significant resources to them could have a material adverse effect on the Company’s business, financial condition and results of operations.

Variability of the Company’s Manufacturing Yields May Affect the Company’s Gross Margins

The Company’s manufacturing yields vary significantly among products, depending on the complexity of a particular integrated circuit’s design and the Company’s experience in manufacturing that type of integrated circuit. In the past, the Company has experienced difficulties in achieving planned yields, which have adversely affected the Company’s gross margins.

The fabrication of integrated circuits is a highly complex and precise process. Problems in the fabrication process can cause a substantial percentage of wafers to be rejected or numerous integrated circuits on each wafer to be nonfunctional, thereby reducing yields. These difficulties include:

•	defects in masks, which are used to transfer circuit patterns onto the Company’s wafers;

•	impurities in the materials used;

•	contamination of the manufacturing environment; and

•	equipment failure.

The manufacture of filters and transformers is a multi-level process. Each component has dependency on the other. Each raw material must yield consistent results or productivity is adversely affected. The difficulties that may be experienced in this process include:

•	impurities in the materials used;

•	equipment failure; and

•	bottlenecks (product cannot move to the next stage until the previous stage is completed).

The manufacturing process for the stabilized Glide Slope Indicator (SGSI) is a unique process in that it is highly reliant on subcontractors. These units are comprised of four major units, three of which are manufactured by separate manufacturing companies.

The difficulties that may be experienced in this process include:

•	defects in subcontractors components;

•	impurities in the materials used;

•	equipment failure; and

•	reliability of subcontractor.

Because a large portion of the Company’s costs of manufacturing these products are relatively fixed, it is critical for the Company to improve the number of shippable integrated circuits per wafer and increase the production volume of wafers in order to maintain and improve the Company’s results of operations. Yield decreases can result in substantially higher unit costs, which could materially and adversely affect the Company’s operating results and have done so in the past. Moreover, the Company cannot assure investors that it will be able to continue to improve yields in the future or that it will not suffer periodic yield problems, particularly during the early production of new products or introduction of new process technologies. In either case, the Company’s results of operations could be materially and adversely affected.

Risks Related to Supply of Materials and Services

The Company purchases most of its raw materials, including silicon wafers, bobbins, cores, diodes, hydraulic pumps, gyroscopes, stabilized platforms, and electronic transformers on a purchase order basis from a number of vendors. Although the Company tries to have alternative supply sources for all necessary materials, some materials and services have a single source supplier. If any subcontractors or vendors are unable to provide these materials in the future, the relationships with the Company’s customers could be seriously affected and its revenues, financial condition and cash flows could be severely damaged. Although the Company seeks to reduce its dependence on sole and limited source suppliers both for services and for materials, disruption or financial, operational, production or quality assurance difficulties at any of these sources could occur and cause the Company to have problems with the delivery of necessary supplies.

Inventories May Become Obsolete

The life cycles of some of the Company’s products depend heavily upon the life cycles of the end products into which these products are designed. Products with short life cycles require the Company to manage closely its production and inventory levels. Inventory may also become obsolete because of adverse changes in end-market demand. The life cycles for electronic components have been shortening over time at an accelerated pace. The Company may be adversely affected in the future by obsolete or excess inventories which may result from unanticipated changes in the estimated total demand for the Company’s products or the estimated life cycles of the end products into which the Company’s products are designed.

The Company’s International Operations and Sales Expose the Company to Material Risks

The Company expects revenues from foreign markets to continue to represent a portion of total revenues. The Company maintains contracts with entities in the United States, Canada, Europe and certain other countries. There are risks inherent in doing business internationally, including:

•	changes in, or impositions of, legislative or regulatory requirements, including environmental regulations and tax laws in the countries in which the Company sells its products;

•	trade restrictions;

•	local economic conditions;

•	transportation delays;

•	work stoppages;

•	economic and political instability;

•	changes in import/export regulations, tariffs and freight rates;

•	difficulties in collecting receivables and enforcing contracts generally;

•	currency exchange rate fluctuations;

•	possibility of involvement in legal proceedings in a foreign country; and

•	terrorism or insurgencies of some sort.

In addition, the laws of certain foreign countries may not protect the Company’s products or intellectual property rights to the same extent as do US and Canadian laws. Therefore, the risk of piracy of the Company’s technology and products may be greater in these foreign countries. Although the Company has not experienced any material adverse effect on its operating results as a result of these and other factors, the Company cannot assure investors that such factors will not have a material adverse effect on the Company’s financial condition and operating results in the future.

Delays in Production, Implementing New Production Techniques or Resolving Problems Associated with Technical Equipment Malfunctions Could Adversely Affect the Company’s Manufacturing Efficiencies

The Company’s manufacturing efficiencies will be an important factor in its future profitability, and the Company cannot assure investors that it will be able to maintain or increase its manufacturing efficiencies. The Company’s manufacturing processes are highly complex, require advanced and costly equipment, and are continually being modified in an effort to improve yields and product performance. The Company may experience manufacturing problems in achieving acceptable yields or experience product delivery delays in the future as a result of, among other things, capacity constraints, construction delays, upgrading or expanding existing facilities, or changing process technologies, any of which could result in a loss of future revenues. The Company’s operating results also could be adversely affected by the increase in fixed costs and operating expenses related to increases in production capacity if revenues do not increase proportionately.

Interruptions, Delays or Cost Increases Affecting the Company’s Materials, Parts, Equipment or Subcontractors May Impair the Company’s Competitive Position

The Company’s manufacturing operations depend upon obtaining adequate supplies of materials, parts and equipment, including silicon, mold compounds, lead frames, bobbins, cores, diodes, hydraulic pumps, gyroscopes, stabilized platforms, and electronic transformers on a timely basis from third parties. The Company’s results of operations could be adversely affected if it is unable to obtain adequate supplies of materials, parts and equipment in a timely manner, or if the costs of materials, parts or equipment increase significantly. From time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors. If any such suppliers experience financial difficulties, the Company could be adversely affected. Although the Company generally uses materials, parts and equipment available from multiple suppliers, it has a limited number of suppliers for some materials, parts and equipment. While the

Company believes that alternate suppliers for these materials, parts and equipment are available, an interruption or termination of supply sources could materially impair the Company’s operations.

Some of the Company’s products are assembled and tested by third-party subcontractors. The Company does not have any long-term agreements with these subcontractors. As a result, the Company may not have assured control over its product delivery schedules or product quality. Due to the amount of time typically required to qualify assemblers and testers, the Company could experience delays in the shipment of its products if it is forced to find alternative third parties to assemble or test them. Any product delivery delays in the future could have a material adverse effect on the Company’s operating results and financial condition. The Company’s operations and ability to satisfy customer obligations could be adversely affected if its relationships with these subcontractors were disrupted or terminated.

Although the Company seeks to reduce its dependence on its sole and limited source suppliers, disruption or termination of any of these sources could occur, and such disruptions or terminations could harm the Company’s business and operating results. In the event that any of the Company’s subcontractors were to experience financial, operational, production or quality assurance difficulties resulting in a reduction or interruption in supply, its operating results would suffer until alternate subcontractors, if any, became available.

Environmental Liabilities Could Adversely Impact the Company’s Financial Position

United States federal, state and local laws and regulations and federal, provincial and local laws, rules and regulations in Canada, impose various restrictions and controls on the discharge of materials, chemicals and gases used in the Company’s manufacturing processes. In addition, under some laws and regulations, the Company could be held financially responsible for remedial measures if its properties are contaminated or if it sends waste to a landfill or recycling facility that becomes contaminated, even if the Company did not cause the contamination. Also, the Company may be subject to common law claims if it releases substances that damage or harm third parties. Further, future changes in environmental laws or regulations may require additional investments in capital equipment or the implementation of additional compliance programs in the future. Any failure to comply with environmental laws or regulations could subject the Company to serious liabilities, and could have a material adverse effect on its operating results and financial condition.

In the conduct of the Company’s manufacturing operations, it has handled and continues to handle materials that are considered hazardous, toxic or volatile under US federal, state and local laws and Canadian, federal, provincial and local laws, rules and regulations. The risk of accidental release of such materials cannot be completely eliminated. In addition, contaminants may migrate from or within, or through property. These risks may give rise to claims. Where third parties are responsible for contamination, the third parties may not have funds, or make funds available when needed, to pay remediation costs imposed under environmental laws and regulations.

Fluctuations and Changes in Earnings

While API has been in business for approximately 30 years, it has experienced losses in some of its recent financial years, including the fiscal years ended May 31, 1999, 2000, 2002, 2003 and 2004. API may experience significant fluctuations in future quarterly results that may be caused by many factors, including (i) the pace of development of its business; (ii) changes in the level of marketing and other operating expenses to support future growth; (iii) competitive factors; (iv) product obsolescence; (v) availability of adequate supplies; (vi) changes in manufacturing yields, and (vii) general economic conditions.

Dependence on Additional Financing

The Company may require additional financing in order to support expansion, develop new or enhanced services or products, respond to competitive pressures, acquire complementary businesses or technologies, or take advantage of unanticipated opportunities. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions, as well as the business performance of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing under satisfactory terms. If additional financing is raised by the issuance of shares of the Company’s Common Stock, the Company’s shareholders may suffer dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to take advantage of opportunities, or otherwise respond to competitive pressures and remain in business.

Risks Related to Fire, Natural Disaster, Other Disasters, and Equipment Problems

If a fire, natural disaster or any other catastrophic event prevents the Company or any of its subsidiaries from operating their factories for more than a few days, the Company’s revenues and financial condition could be severely impacted. The Company has four manufacturing facilities located in different locations and although it is unlikely that a fire, natural disaster or similar occurrence would affect all such facilities, the loss of the use of one of these facilities would negatively impact the Company. In addition, it is possible that a catastrophic event such as the attacks of September 11, 2001, could impact all facilities for some period of time. There are a number of foundries which, given appropriate lead times, could meet some of the Company’s fabrication needs. However, in the event the Company has to use such foundries, it cannot guarantee that it will be able to meet its customers’ required delivery schedules. Because of the unique nature of the Company’s manufacturing processes, it would be difficult for the Company to arrange for independent suppliers to produce semiconductors, microelectronic circuits, bobbins, cores, diodes or other electronic components in a short period of time. While the Company believes that it has sufficient manufacturing capacity to meet its near term plans, prolonged problems with the equipment at any of the facilities could cause the Company to miss its production goals.

Dependence on Key Personnel

The Company is dependent upon a small number of key personnel. The loss of the services of one or more of such personnel could have a material adverse effect on the Company. The Company’s success will depend in large part on the efforts of these individuals. It is not currently proposed that there will be any long-term employment agreements or key-man insurance in respect of such key personnel. The Company will face intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel.

Related Party Transactions

(a) Included in general and administrative expenses are consulting fees of $42,590 (2004 - $35,803) paid to an individual who is a director and officer of the Company and rent, management fees, and office administration fees of $137,523 (2004 - $126,963) paid to a company in which two of the directors are also directors of the Company.

(b) Included in accounts payable at year end are amounts payable to an individual who is a director of the Company for consulting fees and expenses in the amount of $Nil (2004 - $11,437).

These related party transactions were in the normal course of operations and are recorded at the exchange amount agreed to by the related parties.

Proposed Transactions

There is no proposed asset or business acquisitions that require discussion.

Critical Accounting Estimates

Our significant accounting policies are fully described in the notes to the consolidated financial statements. Some of API’s accounting policies involve estimates that require management’s judgment in the use of assumptions about matters that are uncertain at the time the estimate is made. Different estimates, with respect to key variables used for the calculations, or changes to estimates, could potentially have a material impact on API’s financial position or results of operations. The development and selection of the critical accounting estimates are described below.

Goodwill and Intangible Assets

We account for our business acquisitions under the purchase method of accounting. The total cost of an acquisition is allocated to underlying net assets based on their respective estimated fair values. As part of this allocation process, we must identify and attribute values and estimated lives to the intangible assets acquired. Such determinations involve considerable judgment, and often involve the use of significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, and asset lives. These determinations will affect the amount of amortization expense recognized in future periods.

Goodwill is initially recorded when the initial purchase price for an acquisition exceeds the fair value of the net identified tangible and intangible assets acquired. Goodwill is not amortized but rather is periodically assessed for impairment. We perform an annual review or more frequently if circumstances indicate that a potential impairment exists, to determine if the recorded goodwill is impaired.

We also review amortizable intangible assets for impairment whenever circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows.

Inventories

Inventories are valued at the lower of cost and net realizable value. Due provision has been made for slow moving and obsolete inventories. As a result of a high rate of technological change management closely monitors the quality and profile of inventories to identify items which may present a risk. Management reviews inventory items on a regular basis which minimizes overall risk. Estimated unrecoverable amounts are charged to earnings in the period in which the risk is identified.

Receivables

Management follows conservative practices in granting trade credit and diligently practices several credit minimizing techniques. Management regularly reviews the entire accounts receivable portfolio and updates, based on most current available information, its estimate of unrecoverable amounts. The amounts form the basis of the Company’s allowance for doubtful accounts.

Accounting for Income Taxes

Significant management judgment is required in determining our provision for income taxes, our income tax assets and liabilities, and any valuation allowance recorded against income tax assets. We operate in multiple geographic jurisdictions, and to the extent we have profits in each jurisdiction, these profits are taxed pursuant to the tax laws of their jurisdiction. In preparing the consolidated financial statements, the Corporation is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These temporary differences result in future income tax assets and liabilities, which are recorded on the consolidated balance sheet. The Company assesses, based on all available evidence, the likelihood that the future income tax assets will be recovered from future taxable income and, to the extent that recovery is not “more likely than not,” a valuation allowance is established. If the valuation allowance is changed in a period, an expense or benefit must be included within the tax provision on the consolidated income statement.

Revenue Recognition

We follow specific guidelines in measuring revenue; however certain judgments affect the application of the policies. Revenue from contracts is recognized using the percentage of completion method. The degree of completion is estimated based on the costs incurred, excluding costs that are not representative of progress to completion as a percentage of total costs anticipated for each contract. Provision is made for losses on contracts in progress when such losses first become known. Revisions in cost and profit estimates, which can be significant, are reflected in the accounting period when the relevant facts are known. Provisions for warranty claims and other allowances are made based on contract terms and prior experience.

Non-contract revenue is recognized when the risk and title passes to the customer, which is generally upon shipment of the product.

Changes in Accounting Policies

Stock Based Compensation

Effective June 1, 2004, the Company adopted CICA Handbook Section 3870 – Stock Based Compensation and Other Stock-Based Payments, which requires the fair value method of accounting for stock options. Under this method, API is required to recognize a charge to the income statement based on an option-pricing model for all employee stock options that were granted and vested in the financial year, with a corresponding credit to Contributed Surplus under the Shareholders’ Equity section of the Balance Sheet. As the Company had been using the settlement based method of accounting for stock options, the pro-forma cost has not been recorded as an expense for the year ended May 31, 2004. The pro-forma cost for the year ended May 31, 2004 of the fair value of stock options granted and warrants modified subsequent to June 1, 2002 was $1,876,956. The cumulative adjustment on June 1, 2004 increased Contributed Surplus and decrease Retained Earnings by $1,876,956 with no net effect on Shareholders’ Equity. The adjustment represents the total compensation expense which would have been recorded had the fair value method been used for stock options granted and warrants modified after June 1, 2002.

Amortization of Customer Contracts

During the year ended May 31, 2004, the Company changed its accounting policy for the amortization of customer contracts from the straight line basis to a basis which more closely matches the revenue earned from these contracts to the amortization for the year. The effect of this change was a reduction of amortization for the current year of $135,881. The change has been accounted for on a retroactive basis with restatement of the prior year figures. The effect of the change is to increase amortization in the prior year by $48,531, the deficit of the prior year by $48,531 and reduce the current year deficit by $87,350.

Impairment of Long-Lived Assets

Effective June 1, 2004, API will prospectively adopt the new CICA recommendations for the impairment of long-lived assets. A long-lived asset is an asset that does not meet the definition of a current asset. The new standard requires recognition of an impairment loss when the carrying value of a long-lived asset is not recoverable and exceeds its fair value. Under the new standards, and impairment loss is measured as the amount by which the carrying value of a long-lived asset exceeds its fair value. The new standard is not expected to have any impact on our consolidated financial position or results of operation on adoption.

Financial Instruments

During 2005 and 2004, the Company did not use financial instruments and did not engage in swaps, futures, or hedging contracts, as the Company’s operations would not normally require use of such instruments.

Outlook

API has entered fiscal 2005 solidly positioned for strong performance. The twelve-month sales backlog at February 28, 2005 has grown to $8,300,764 compared to $5,312,343 as at February 29, 2004. Furthermore, the US Senate has approved over $400 billion in military spending for 2004 and the likelihood is that the military will continue to receive support for its initiatives in the near term. These developments may impact the Company greatly as a major supplier to the US Department of Defence and US Department of Defence Subcontractors. Recent world events have brought Defence to the top of many country’s agendas. The fundamentals are positive and may bring the Company opportunities for the revenue to grow in 2005.

Your management team will continue to focus on cost controls, cash flow and continue to integrate its recent acquisitions and maximize synergies.